Mail Stop 4561

July 18, 2008

Via Facsimile (212) 695-9342 and U.S. Mail

Steven Moskowitz
Chief Executive Officer
Vanity Events Holding, Inc.
43 West 33rd Street, Suite 600
New York, NY 10001

> **Re: Vanity Events Holding, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 17, 2008**
> **File No. 000-52524**

Dear Mr. Moskowitz:

We have reviewed your response letter dated July 9, 2008 and have the following comments.

1. We refer to your response to comment 1 of our letter dated June 25, 2008. You indicate that Vanity Events Holding does not believe that a solicitation took place in connection with obtaining the written consents for the corporate actions described in your information statement. It appears from your response that you are relying on the "continuous, ongoing discussions" between management and some 45 shareholders in asserting that a solicitation did not take place. However, the continuous and ongoing nature of management's communications with shareholders does not support your assertion that no solicitation took place. Regarding your assertion that the shareholders voted "in their individual capacities, and not by designating any other person or persons as proxy," please note that the term proxy, as defined under Rule 14a-1(f), includes written consents and does not require that the person being solicited designate any other person with authority or power to act on behalf of the person being solicited. Accordingly, please provide further support for your assertion that no solicitation took place or comply with Regulation 14A in obtaining shareholder approval for the subject corporate actions.

2. In our prior comment letter date June 25, 2008, we requested that the company provide us with the representations indicated at the end of the letter. Please note that the Tandy representations should come directly from Vanity Events Holding. Please provide these

representations from Vanity Events Holding under separate cover. Alternatively, please confirm that your legal counsel acted as your agent when making the representations in the letter dated July 9, 2008.


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As appropriate, please amend your filing in response to this comment within 10 business days. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

If you have questions or comments, please contact Michael F. Johnson at (202) 551-3477 or, in his absence, Maryse Mills-Apenteng at (202) 551-3457. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel